SUBSCRIPTION AGREEMENT

For and in consideration of the mutual agreements herein contained, John L. Keeley, Jr., hereinafter referred to as "Subscriber" hereby agrees to purchase from Keeley Funds, Inc., a Maryland corporation (the "Corporation"), and Corporation agrees to sell to Subscriber 15,000 shares of capital stock of the Corporation, series KEELEY Mid Cap Value Fund, at the price of $10.00 per share. Subscriber agrees to pay $150,000 to the Corporation upon demand.

Subscriber agrees that the shares are being purchased for investment with no present intention of reselling or redeeming said shares.

Dated:  April 7, 2005

                                       /s/ John L. Keeley, Jr.
                                       -------------------------
                                           John L. Keeley, Jr.

Subscription agreed to:

KEELEY FUNDS, INC.

By: /s/ John L. Keeley, Jr.
   -------------------------

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